UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-41401

Prenetics Global Limited

Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On November 3, 2026, Prenetics Global Limited (the “Company”) issued a press release announcing Brian J. Rosin will succeed Stephen Hoi Chun Lo as Chief Financial Officer. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K (this "Report").

The information contained in this Report, including Exhibit 99.1 furnished herewith, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing or in this report.

INCORPORATION BY REFERENCE

This Report, along with Exhibit 99.1, is incorporated by reference into the registration statements on Form F-3 (File Nos. 333-265284, 333-276538 and 333-288824), and registration statements on Form S-8 (File Nos. 333-287017, 333-279019, 333-271552, 333-267956 and 333-298478) of Prenetics Global Limited (including any prospectuses forming a part of such registration statements), including all amendments thereto, filed with the U.S. Securities and Exchange Commission (the "SEC"), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated November 3, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Danny Sheng Wu Yeung
	Name:	Danny Sheng Wu Yeung
	Title:	Chief Executive Officer

Date: November 3, 2026